FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2008

Commission File Number 000-51141

DRYSHIPS INC.

80 Kifissias Avenue
Amaroussion 15125, Athens Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes [_]       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is the Notice of Annual Meeting and Proxy Statement of DryShips Inc.

Exhibit 1

            April 30, 2008

TO THE SHAREHOLDERS OF

DRYSHIPS INC.

Enclosed is a Notice of the 2008 Annual Meeting of Shareholders (the “Meeting”) of DryShips Inc. (the “Company”) which will be held at the Company’s offices located at Omega Building, 80 Kifissias Avenue, GR 151 25, Marousi, Athens, Greece on May 28, 2008 at 3:00 p.m., and related materials.

At the Meeting, shareholders of the Company will consider and vote upon proposals:

1	To elect one Class A Director to serve until the 2011 Annual Meeting of Shareholders (“Proposal One”);

2	To approve the appointment of Deloitte. Hadjipavlou, Sofianos & Cambanis S.A, as the Company’s independent auditors for the fiscal year ending December 31, 2008 (“Proposal Two”); and

3	To transact such other business as may properly come before the meeting or any adjournment thereof.

Adoption of Proposals One and Two requires the affirmative vote of a majority of the shares of stock represented at the Meeting.

You are cordially invited to attend the Meeting in person.  If you attend the Meeting, you may revoke your proxy and vote your shares in person.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

        Very truly yours,

        George Economou
        Chairman, Chief Executive Officer, President and
        Interim Chief Financial Officer

DRYSHIPS INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 28, 2008

NOTICE IS HEREBY given that the Annual Meeting of Shareholders of DryShips Inc. (the “Company”) will be held at the Company’s offices located at Omega Building, 80 Kifissias Avenue, GR 151 25, Marousi, Athens, Greece on May 28, 2008 at 3:00 p.m., for the following purposes, of which items 1 and 2 are more completely set forth in the accompanying Proxy Statement:

1	To elect one Class A Director to serve until the 2011 Annual Meeting of Shareholders (“Proposal One”);

2	To approve the appointment of Deloitte. Hadjipavlou Sofianos & Cambanis S.A, as the Company’s independent auditors for the fiscal year ending December 31, 2008 (“Proposal Two”); and

3	To transact such other business as may properly come before the meeting or any adjournment thereof.

The board of directors has fixed the close of business on April 18, 2008 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Annual Meeting or any adjournment thereof.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

If you attend the annual meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

Olga Lambrianidou
Secretary

April 30, 2008
Majuro, Marshall Islands

______________________

PROXY STATEMENT
FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 28, 2008
________________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors of DryShips Inc., a Marshall Islands corporation (the “Company”), for use at the Annual Meeting of Shareholders to be held on May 28, 2008 at the Company’s offices located at Omega Building, 80 Kifissias Avenue, GR 151 25 Marousi, Athens, Greece at 3:00 p.m., or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders.  This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about April 30, 2008.

VOTING RIGHTS AND OUTSTANDING SHARES

On April 18, 2008 (the “Record Date”), the Company had outstanding 42,440,097 shares of common stock, par value $0.01 per share (the “Common Shares”).  Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held.  One or more shareholders representing at least a majority of the shares issued and outstanding shall be a quorum for the purposes of the Meeting.  The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

The Common Shares are quoted on The Nasdaq Global Market under the symbol “DRYS.”

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing with the Secretary of the Company at the Company’s registered office, Trust Company Complex, Ajeltake Island, P.O. Box 1405, Majuro, Marshall Islands MH96960, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE

ELECTION OF DIRECTORS

The Company has five directors on the board of directors, which is divided into three classes.  As provided in the Company’s Articles of Incorporation, after the initial term, each director is elected to serve for a three year term and until such director’s successor is duly elected and qualified, except in the event of his death, resignation, removal or earlier termination of his term of office.  The term of our Class A Director expires at the Meeting.  Accordingly, the board of directors has nominated George Economou, who is a Class A Director, for election as director whose term would expire at the Company’s 2011 Annual Meeting of Shareholders.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following nominee.  It is expected that this nominee will be able to serve, but if such nominee is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current board of directors may recommend.

Nominee for Election to the Company’s Board of Directors

Information concerning the nominee for director of the Company is set forth below:

Name	Age	Position

George Economou	55	President, Chief Executive Officer, Interim Chief Financial Officer and Class A Director

Certain biographical information about Mr. Economou is set forth below.

George Economou has over 25 years of experience in the maritime industry. He has served as Chairman, President and Chief Executive Officer of DryShips Inc since its inception in 2004.  Mr. Economou has served as our Interim Chief Financial Officer since May 2007.  Mr. Economou began his career in 1976 when he commenced working as a Superintendent Engineer in Thenamaris Ship Management in Greece. From 1981-1986 he held the position of General Manager of Oceania Maritime Agency in New York. Between 1986 and 1991 he invested and participated in the formation of numerous individual shipping companies and in 1991 he founded Cardiff Marine Inc., Group of Companies. Economou is a member of ABS Council, Intertanko Hellenic Shipping Forum, and Lloyds Register Hellenic Advisory Committee.  He was born and raised in Athens, Greece. He is a graduate of Athens College, and completed his higher education in the United States at the Massachusetts Institute of Technology in Boston and in 1976 he earned both a Bachelor of Science and a Master of Science degree in Naval Architecture and Marine Engineering, and a Master of Science in Shipping and Shipyard Management.

Audit Committee.  The Company’s board of directors has established an Audit Committee, consisting of three members, which is responsible for reviewing the Company’s accounting controls and the appointment of the Company’s outside auditors.  The Audit Committee currently consists of Messrs. Papoulias, Demathas and Xiradakis.

Compensation Committee.  The Company’s board of directors has established a Compensation Committee, consisting of two members, which is responsible for reviewing the Company’s compensation of executive officers and providing such other guidance with respect to compensation matters as the Committee deems appropriate.  The Compensation Committee currently consists of Messrs. Demathas and Xiradakis.

Nominating Committee.  The Company’s board of directors has established a Nominating Committee, consisting of two members, which is responsible for identifying, evaluating and recommending individuals to the Board for selection as director nominees.  The Nominating Committee currently consists of Messrs. Xiradakis and Demathas.

Required Vote.  Approval of Proposal One will require the affirmative vote of a majority of the votes cast at the Meeting by the holders of shares entitled to vote at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTOR.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTOR UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

APPROVAL OF APPOINTMENT OF
INDEPENDENT AUDITORS

The board of directors is submitting for approval at the Meeting the selection of Deloitte.  Hadjipavlou Sofianos & Cambanis S.A., as the Company's independent auditors for the fiscal year ending December 31, 2008.

Delloitte. Hadjipavlou Sofianos & Cambanis S.A., has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company's independent auditors.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote.  Approval of Proposal Two will require the affirmative vote of a majority of the shares of stock represented at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF DELOITTE. HADJIPAVLOU SOFIANOS & CAMBANIS S.A., AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2008.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company.  Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact.

EFFECT OF ABSTENTIONS

Abstentions will not be counted in determining whether Proposals One or Two have been approved.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

BY ORDER OF THE BOARD OF DIRECTORS

Olga Lambrianidou
Secretary

April 30, 2008
Majuro, Marshall Islands

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                 DryShips Inc.
---------------------------------------------------
                                             (Registrant)

Dated: May 1, 2008	By: /s/ George Economou
Name: George Economou Title: President, CEO and Interim CFO

SK 23113 0002 879449